UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: March 2, 2011

INDEX TO EXHIBITS

Exhibit	Description

99.1	Press release

Exhibit 99.1

Ambow Education Announces Strong Fourth Quarter and Full-Year 2010

Unaudited Financial Results

2010 Net Revenues Increased 55.7% Year-Over-Year

2010 Net Income Increased 56.3% Year-Over-Year

BEIJING, March 1, 2011 – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the fourth quarter and full-year 2010.

Financial Highlights for the Year Ended December 31, 2010:

•	Total net revenues increased 55.7% to $212.9 million[1] from $136.7 million for the same period in 2009.

•	Operating income increased 77.5% to $40.0 million compared to the same period in 2009.

•	Operating margin improved to 18.8% compared to 16.5% for the same period in 2009.

•	Adjusted EBITDA margin[2] was 29.8% compared to 25.9% for the same period in 2009.

•	Net income[3] increased 56.3% to $32.7 million compared to the same period in 2009.

Financial Highlights for the Quarter Ended December 31, 2010:

•	Total net revenues increased 17.9% to $63.7 million from $54.0 million for the same period in 2009.

•	Operating income increased 30.4% to $17.0 million compared to the same period in 2009.

•	Operating margin improved to 26.7% compared to 24.1% for the same period in 2009.

•	Adjusted EBITDA margin was 37.4% compared to 33.2% for the same period in 2009.

•	Net income increased 8.6% to $13.7 million compared to the same period in 2009.

Commenting on the fourth quarter and year end results, Ambow’s President and Chief Executive Officer Dr. Jin Huang said, “We are happy to report that Ambow made significant progress in executing its business strategy during the fourth quarter and full year. Ambow continues to expand across the country through its innovative intelligence systems and service platform, further establishing itself as a market leader and the preeminent provider of education and career enhancement services in China. We remain dedicated to helping our students achieve their educational goals and improve their ability to contribute meaningfully in the work place; fulfilling our mission to create a better school, better job and better life.”

Dr. Huang continued, “It is important to understand that our long-term objectives are sustained revenue growth, acquisition integration and expense control. Throughout the year, each of these goals was achieved to our satisfaction. Based on the success of these efforts, our strategy in 2011 is to drive positive revenue expansion through strong growth in our Tutoring and Career Enhancement segments.”

[1]	The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.6, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
[2]	Adjusted EBITDA margin, a non-GAAP measure, being net income attributable to Ambow excluding net interest expenses, income tax expenses, depreciation and amortization and share-based compensation expenses as a percentage of total net revenues. The Company provides certain non-GAAP financial measures to reflect meaningful supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Financial Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
[3]	Net income, being net income attributable to Ambow.

“Of particular note, we are excited by a new development in our Career Enhancement segment. Together with the Ministry of Education we have developed and launched a Career Competence Enhancement Program (CCEP). Offered as a credit program, we see great opportunities for CCEP to satisfy the unique demands of Chinese students, providing them with an advanced curriculum that focuses on soft skills training and integrates expert in-class teaching and online learning.”

Ambow’s Chief Financial Officer Paul Chow added, “In addition to strong top- and bottom-line performance, we achieved record operating margins of 26.7% and 18.8% in the fourth quarter and full-year 2010, respectively, compared to 24.1% and 16.5% in the same periods in 2009. As it pertains to the six exclusivity agreements mentioned in our IPO prospectus, as of today, we have successfully acquired four and expect to close on the remaining two in the first half of year. In addition, we have signed exclusivity agreements in the fourth quarter to acquire two additional companies. We expect the four completed acquisitions to contribute positively to Ambow in 2011.”

Financial Results for the Full-Year 2010

Net Revenues

Total net revenues for the year ended December 31, 2010 were $212.9 million, increasing 55.7% year-over-year from $136.7 million for the same period in 2009.

Net Revenue Breakdown by Key Operating Segments:

Better Schools

Better Schools increased to $135.8 million, with Tutoring and K-12 Schools accounting for $97.7 million and $38.1 million of total net revenues, respectively, for the full-year 2010.

The Company noted that the increase in Tutoring was primarily due to strategic growth by acquisition and strong demand for its learning engine. Ambow’s learning engine is a proprietary intelligence system designed to provide students with an individualized learning experience.

Total student enrollment in Better Schools during 2010 was approximately 791,000.

Better Jobs

Better Jobs increased to $77.1 million, with Career Enhancement and Colleges accounting for $43.1 million and $34.0 million of total net revenues, respectively, for the full-year 2010.

The Company noted that the increase in Career Enhancement was primarily attributable to its CCEP, which teaches students soft skills, including innovation ability, time management, effective communication, and workplace etiquette, through a blended learning approach that integrates offline expert teachers and online learning.

Total student enrollment in Better Jobs during 2010 was approximately 67,000.

Gross Profit and Gross Margin

Gross profit increased 67.1% to $124.8 million for the full-year 2010, compared to $74.7 million for the same period in 2009. Gross margin was 58.6% for the full-year 2010 compared to 54.7% for the same period in 2009. The Company noted that the improvement in gross margin was attributable to increased demand for premium services as well as better utilization of facilities in the Tutoring and Career Enhancement segments.

Income Tax Expenses

Income tax expenses were $5.8 million for full-year 2010 compared to income tax expenses of $0.2 million for the same period in 2009. The Company noted that the increased income tax expenses were due to one of its entities, which was previously entitled to a full tax exemption in 2008 and 2009, only being entitled to a 50% income tax rate reduction in 2010.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $84.9 million for the full-year 2010, increasing 62.6% year-over-year from $52.2 million for the same period in 2009. Operating expenses as a percentage of total net revenues were 39.9% for the full-year 2010 compared to 38.2% for the same period in 2009. The Company noted that the increase was primarily due to the ongoing costs of being a public company, including the costs of regulatory compliance and expenses related to improving the visibility of the Company brand.

Net Income and Adjusted EBITDA

Net income was $32.7 million for the full-year 2010, increasing 56.3% year-over-year from $20.9 million for the same period in 2009.

Non-GAAP net income4 was $37.9 million for the full-year 2010, increasing 64.9% year-over-year from $23.0 million for the same period in 2009. Non-GAAP net income margin5 was 17.8% for the full-year 2010 compared to 16.8% for the same period in 2009. Basic and diluted non-GAAP net income per adjusted ADS6 attributable to Ambow was $0.57 and $0.53, respectively, compared to $0.38 and $0.36, respectively for the same period in 2009.

Adjusted EBITDA was $63.4 million for the full-year 2010, increasing 79.1% year-over-year compared to $35.4 million for the same period in 2009. Adjusted EBITDA margin was 29.8% compared to 25.9% for the same period in 2009.

[4]	Non-GAAP net income, being net income attributable to Ambow excluding share-based compensation expenses incurred for the respective periods.
[5]	Non-GAAP net income margin, being Non-GAAP net income as a percentage of total net revenues.
[6]	Each ADS represents two ordinary shares

Financial Results for the Fourth Quarter of 2010

Net Revenues

Total net revenues for the fourth quarter of 2010 increased 17.9% to $63.7 million, from $54.0 million for the same period in 2009. This improvement was primarily the result of strong revenues contribution from Tutoring.

Net Revenue Breakdown by Key Operating Segments:

Better Schools

Better Schools increased to $37.1 million, with Tutoring and K-12 Schools accounting for $25.5 million and $11.6 million of total net revenues, respectively, for the fourth quarter of 2010.

The Company noted that the increase in Tutoring was primarily due to strong demand for premium tutoring services.

Better Jobs

Better Jobs increased to $26.6 million, with Career Enhancement and Colleges accounting for $15.2 million and $11.4 million of total net revenues, respectively, for the fourth quarter of 2010.

The Company noted that the increase in Career Enhancement was primarily driven by strong enrollment growth and demand for its CCEP.

Gross Profit and Gross Margin

Gross profit was $40.0 million for the fourth quarter of 2010, increasing 26.1% year-over-year from $31.7 million for the same period in 2009. Gross margin was 62.8% for the fourth quarter of 2010 compared to 58.7% for the same period in 2009. The Company noted that the improvement in gross margin was generated by increased sales of online services in the Tutoring and Career Enhancement segments.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $23.0 million for the fourth quarter of 2010, increasing 23.0% year-over-year from $18.7 million for the same period in 2009. Operating expenses as a percentage of total net revenues were 36.1% for the fourth quarter of 2010 compared to 34.6% for the same period in 2009. The Company noted that the increase was primarily due to the ongoing costs of being a public company, including the costs of regulatory compliance and expenses related to improving the visibility of the Company brand.

Net Income and Adjusted EBITDA

Net income was $13.7 million for the fourth quarter of 2010, increasing 8.6% year-over-year from $12.6 million for the same period in 2009.

Non-GAAP net income was $15.3 million for the fourth quarter of 2010, increasing 15.8% year-over-year compared to $13.2 million for the same period in 2009. Non-GAAP net income margin was 24.0% for the fourth quarter of 2010 compared to 24.4% for the same period in 2009. Basic and diluted non-GAAP net income per adjusted ADS attributable to Ambow was $0.21 and $0.20, respectively, compared to $0.21 and $0.20, respectively for the same period in 2009.

Adjusted EBITDA was $23.8 million for the fourth quarter of 2010, increasing 33.1% year-over-year compared to $17.9 million for the same period in 2009. Adjusted EBITDA margin was 37.4% compared to 33.2% for the same period in 2009.

Balance Sheet

Cash and cash equivalents, restricted cash and term deposits as of December 31, 2010 were $140.7 million, compared to $81.8 million as of December 31, 2009.

The Company’s deferred revenue balances as of December 31, 2010 and December 31, 2009 were $67.6 million and $64.3 million, respectively. Deferred revenue includes tuition fees from enrolled students for courses not yet delivered as of the fourth quarter ended December 31, 2010.

Financial Outlook for the First Quarter of Full-Year 2011

Ambow expects total net revenues in the first quarter of full-year 2011 to be in the range of $49.7 million (Rmb328.0 million) to $52.7 million (Rmb348.0 million).

This is the Company’s current view and it is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 1, 2011 (9:00 p.m. Beijing/Hong Kong Time on March 1, 2011).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: 1866 549 1292

China Toll Free: 400 681 6949

International: +852 3005 2050

The passcode for the call is “657079”.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the first quarter of 2011 and quotations from management concerning Ambow’s strategic and operational plans and expectations, including without limitation, regarding driving positive revenue expansion through strong growth in Ambow’s tutoring and career enhancement segments, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission filings and reports, including the risks described under the heading “Risk Factors” in Ambow’s final prospectus relating to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on August 5, 2010. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly and year end results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating expenses, (ii) Non-GAAP net income, (iii) Non-GAAP net income attributable to Ambow per ADS basic and diluted and (iv) Adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Mr. Paul Sham

Director, Investor Relations & Corporate Communications

Ambow Education Holding Ltd.

Tel: +86-10-6206-8131

Email: ir@ambow.com

Mr Jeffrey Goldberger

KCSA Strategic Communications

Tel: +1-212-896-1249

Email: jgoldberger@kcsa.com

***** Tables to Follow *****

###

AMBOW EDUCATION HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of December 31,
	2010	2009	2010	2009
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	131,712	62,110	869,300	409,926
Restricted cash	—	1,515	—	10,000
Term deposits	8,970	18,125	59,200	119,623
Accounts receivable, net	7,316	3,262	48,287	21,528
Amounts due from related parties	22,755	35,225	150,182	232,482
Deferred tax assets, current	1,199	256	7,916	1,689
Prepaid and other current assets	80,137	51,253	528,897	338,267

TOTAL CURRENT ASSETS	252,089	171,746	1,663,782	1,133,515

Property and equipment, net	102,021	91,942	673,341	606,820
Land use rights, net	39,007	39,965	257,445	263,771
Intangible assets, net	80,300	82,523	529,979	544,655
Goodwill	151,599	155,847	1,000,555	1,028,592
Deferred tax assets, non-current	654	76	4,315	503
Other non-current assets	16,527	14,324	109,080	94,538

TOTAL ASSETS	642,197	556,423	4,238,497	3,672,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	17,889	17,121	118,070	113,000
Current portion of Long-term borrowings	9,242	13,485	61,000	89,000
Deferred revenue	67,588	64,262	446,084	424,131
Accounts payable	5,995	12,725	39,568	83,987
Accrued expenses and other current liabilities	46,009	54,838	303,666	361,934
Income tax payable	13,564	7,207	89,521	47,567
Amount due to related parties	2,044	1,861	13,493	12,282

TOTAL CURRENT LIABILITIES	162,331	171,499	1,071,402	1,131,901

Deferred tax liabilities, non-current	23,453	24,753	154,793	163,373
Long-term borrowings	8,182	11,061	54,000	73,000
Non-current portion of consideration payable for acquisitions and other liabilities	34,138	32,477	225,309	214,351

TOTAL NON-CURRENT LIABILITIES	65,773	68,291	434,102	450,724
TOTAL LIABILITIES	228,104	239,790	1,505,504	1,582,625

MEZZANINE EQUITY	—	195,175	—	1,288,147
SHAREHOLDERS’ EQUITY	406,056	112,901	2,679,951	745,147

TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	406,056	308,076	2,679,951	2,033,294

Non-controlling interest	8,037	8,557	53,042	56,475

TOTAL SHAREHOLDER’S EQUITY	414,093	316,633	2,732,993	2,089,769

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDER’S EQUITY	642,197	556,423	4,238,497	3,672,394

AMBOW EDUCATION HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended December 31,
	2010	2009	2010	2009
	USD	USD	RMB	RMB
Better Schools
Tutoring	97,673	54,554	644,636	360,059
K-12 Schools	38,127	19,911	251,635	131,413
Better Job
Career Enhancement	43,104	40,349	284,496	266,304
Colleges	33,957	21,856	224,117	144,250

NET REVENUES	212,861	136,670	1,404,884	902,026

Cost of revenues	(88,035)	(61,967)	(581,029)	(408,985)

GROSS PROFIT	124,826	74,703	823,855	493,041

Operating expenses:
Selling and marketing	(36,847)	(20,973)	(243,193)	(138,423)
General and administrative	(43,800)	(28,563)	(289,082)	(188,518)
Research and development	(4,207)	(2,647)	(27,769)	(17,470)

TOTAL OPERATING EXPENSES	(84,854)	(52,183)	(560,044)	(344,411)

OPERATING INCOME	39,972	22,520	263,811	148,630

OTHER EXPENSE
Interest expense, net	(1,915)	(1,842)	(12,639)	(12,165)
Foreign exchange losses, net	(562)	(90)	(3,711)	(591)
Other income, net	406	562	2,680	3,709

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	37,901	21,150	250,141	139,583

Income tax expense	(5,825)	(237)	(38,442)	(1,562)

NET INCOME	32,076	20,913	211,699	138,021

Add: Net loss attributable to non-controlling interest	657	33	4,333	215

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	32,733	20,946	216,032	138,236

Preferred shares redemption value accretion	(14,274)	(23,921)	(94,209)	(157,877)
Allocation of net income to participating preferred shareholders	(8,414)	(14,183)	(55,534)	(93,611)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	10,045	(17,158)	66,289	(113,252)

Net income (loss) per ADS attributable to ordinary shareholders
Basic	0.23	(0.88)	1.55	(5.78)
Diluted	0.19	(0.88)	1.26	(5.78)

Weighted average number of ADS (note1)
Basic	42,775,706	19,596,546	42,775,706	19,596,546
Diluted	56,061,022	19,596,546	56,061,022	19,596,546

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	1,092	668	7,204	4,411
General and administrative	3,944	1,309	26,029	8,640
Research and development	149	73	981	480

Total share-based compensation expense	5,185	2,050	34,214	13,531

Note1: Each ADS represents two ordinary shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

		For the year ended December 31,
		2010	2009	2010	2009
		USD	USD	RMB	RMB
	Operating expenses	84,854	52,183	560,044	344,411
	Share-based compensation expenses	5,185	2,050	34,214	13,531
(i)	Non-GAAP operating expenses	79,669	50,133	525,830	330,880

	Net income attributable to Ambow	32,733	20,946	216,032	138,236
	Share-based compensation expenses	5,185	2,050	34,214	13,531
(ii)	Non-GAAP net income	37,918	22,996	250,246	151,767

	Net income margin	15.4%	15.3%	15.4%	15.3%
	Non-GAAP net income margin	17.8%	16.8%	17.8%	16.8%

	Net income per adjusted ADS attributable to Ambow - Basic	0.49	0.35	3.24	2.30
	Net income per adjusted ADS attributable to Ambow - Diluted (note3)	0.46	0.33	3.05	2.17

	Non-GAAP Net income per adjusted ADS attributable to Ambow - Basic	0.57	0.38	3.73	2.53
(iii)	Non-GAAP Net income per adjusted ADS attributable to Ambow - Diluted	0.53	0.36	3.51	2.39

	Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	66,670,499	59,974,322	66,670,499	59,974,322

	Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	70,846,120	63,562,149	70,846,120	63,562,149

	EBITDA (note1)	58,258	33,374	384,501	220,269
	Share-based compensation expenses	5,185	2,050	34,214	13,531
(iv)	Adjusted EBITDA (note2)	63,443	35,424	418,715	233,800

	EBITDA margin	27.4%	24.4%	27.4%	24.4%
	Adjusted EBITDA margin	29.8%	25.9%	29.8%	25.9%

Note1: EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization changes in 2010 and 2009 were RMB 117,388 and RMB 68,306 respectively.

Note2: Adjusted EBITDA being EBITDA excluding share based compensation.

Note3: Net income per adjusted ADS attributable to Ambow - basic and diluted are computed by dividing net income attributable to Ambow by weighted average number of ADS outstanding for the period plus (1) ADS issuable upon the exercise of outstanding share options and (2) the number of ADS resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

AMBOW EDUCATION HOLDING LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended December 31,
	2010	2009	2010	2009
	USD	USD	RMB	RMB
Better Schools
Tutoring	25,446	18,308	167,943	120,834
K-12 Schools	11,629	11,120	76,749	73,389
Better Job
Career Enhancement	15,194	13,065	100,278	86,229
Colleges	11,396	11,512	75,214	75,980

NET REVENUES	63,665	54,005	420,184	356,432

Cost of revenues	(23,693)	(22,300)	(156,376)	(147,176)

GROSS PROFIT	39,972	31,705	263,808	209,256

Operating expenses:
Selling and marketing	(9,171)	(7,462)	(60,530)	(49,251)
General and administrative	(12,393)	(10,130)	(81,796)	(66,859)
Research and development	(1,408)	(1,081)	(9,295)	(7,133)

TOTAL OPERATING EXPENSES	(22,972)	(18,673)	(151,621)	(123,243)

OPERATING INCOME	17,000	13,032	112,187	86,013

OTHER EXPENSE
Interest expense, net	(542)	(414)	(3,574)	(2,734)
Foreign exchange loss, net	(239)	(36)	(1,577)	(237)
Other income, net	237	337	1,565	2,221

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	16,456	12,919	108,601	85,263

Income tax expenses	(2,933)	(275)	(19,360)	(1,815)

NET INCOME	13,523	12,644	89,241	83,448

Add: Net loss attributable to non-controlling interest	210	5	1,384	33

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	13,733	12,649	90,625	83,481

Preferred shares redemption value accretion	—	(5,093)	—	(33,611)

Allocation of net income to participating preferred shareholders	—	(3,573)	—	(23,583)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	13,733	3,983	90,625	26,287

Net income per ADS attributable to ordinary shareholders
Basic	0.19	0.17	1.27	1.14
Diluted	0.18	0.10	1.20	0.67

Weighted average number of ADS(note 1)
Basic	71,283,488	23,081,927	71,283,488	23,081,927
Diluted	75,685,145	42,246,429	75,685,145	42,246,429

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	284	211	1,872	1,392
General and administrative	1,224	314	8,082	2,070
Research and development	39	23	257	149

Total share-based compensation expense	1,547	548	10,211	3,611

Note1: Each ADS represents two ordinary shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

		For the three months ended December 31,
		2010	2009	2010	2009
		USD	USD	RMB	RMB

	Operating expenses	22,972	18,673	151,621	123,243
	Share-based compensation expenses	1,547	548	10,211	3,611
(i)	Non-GAAP operating expenses	21,425	18,125	141,410	119,632

	Net income attributable to Ambow	13,733	12,649	90,625	83,481
	Share-based compensation expenses	1,547	548	10,211	3,611
(ii)	Non-GAAP net income	15,280	13,197	100,836	87,092

	Net income margin	21.6%	23.4%	21.6%	23.4%
	Non-GAAP net income margin	24.0%	24.4%	24.0%	24.4%

	Net income per adjusted ADS attributable to Ambow - Basic	0.19	0.20	1.27	1.32
	Net income per adjusted ADS attributable to Ambow - Diluted (note3)	0.18	0.19	1.20	1.24

	Non-GAAP net income per adjusted ADS attributable to Ambow - Basic	0.21	0.21	1.41	1.37
(iii)	Non-GAAP net income per adjusted ADS attributable to Ambow - Diluted	0.20	0.20	1.33	1.29

	Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	71,283,488	63,459,703	71,283,488	63,459,703
	Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	75,685,145	67,301,444	75,685,145	67,301,444

	EBITDA (note1)	22,284	17,360	147,073	114,579
	Share-based compensation expenses	1,547	548	10,211	3,611
(iv)	Adjusted EBITDA (note2)	23,831	17,908	157,284	118,190

	EBITDA margin	35.0%	32.1%	35.0%	32.1%
	Adjusted EBITDA margin	37.4%	33.2%	37.4%	33.2%

Note1: EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization changes in the fourth quarter of 2010 and 2009 were RMB 33,514 and RMB 26,549 respectively.

Note2: Adjusted EBITDA being EBITDA excluding share based compensation.

Note3: Net income per adjusted ADS attributable to Ambow - basic and diluted are computed by dividing net income attributable to Ambow by weighted average number of ADS outstanding for the period plus (1) ADS issuable upon the exercise of outstanding share options and (2) the number of ADS resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.